

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2022

Mark Jenkins
Chief Financial Officer
Carvana Co.
1930 W. Rio Salado Parkway
Tempe, AZ 85281

> **Re: Carvana Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Response dated August 23, 2022**
> **File No. 001-38073**

Dear Mr. Jenkins:

We have reviewed your August 23, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Total Gross Profit per Unit, page 57

1. We note your response to comment 1. Please address the following disclosure items:
    - Revise to explain why wholesale gross profit is included in your total gross profit per unit and why the overall metric is useful to investors, similar to the information provided in your response.
    - You appear to use the terms retail and used interchangeably throughout your disclosures. Revise to consistently use one of the terms or advise.
    - Revise your tabular disclosure on page 60 to clearly define the difference between the two wholesale vehicle gross profit metrics presented.

You may contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services